July 16, 2010

Lisa Haynes
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:           SEC comment letter dated July 9, 2010 re: Form 10-K for the fiscal year ended
January 2, 2010
File No. 0-599

Dear Ms. Haynes:

In response to your comment letter dated July 9, 2010 to The Eastern Company (the “Company” or the “Registrant”), we offer the following responses.

SEC:

1.           Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Registrant’s response:

All revisions will be reflected in future filings with the Commission.

SEC:

2.           You indicate on page 24 that you expect to begin a major equipment upgrade in the Metal Products group during 2010 and that you expect to spend $4-5 million for new capital expenditures. It is unclear from your disclosures if you recognized any impairment charges in connection with the old equipment expected to be upgraded during 2010.  If you recognized impairment charges, please quantify the amount of the charges, tell us when they were recognized, how they are reflected in your financial statements and how you determined the amount of the impairment.  If you did not recognize any impairment charges, please tell us how you considered ASC 360-10-35 in arriving at this conclusion.

Registrant’s response:

In considering ASC 360-10-35-17 regarding impairment of the assets being replaced or upgraded, “an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value”.

Lisa Haynes
July 16, 2010

The assets being replaced or upgraded have been in use beyond their original estimated useful lives and are fully depreciated (i.e. zero carrying value).  Therefore, the Company cannot recognize an impairment loss.  Because the Company cannot recognize an impairment loss, the Company’s filing correctly did not disclose an impairment loss.

Future filings will properly disclose any impairment charges in accordance with ASC 360-10-35 if and when they occur.

SEC:

3.           We note that your letter to shareholders (Exhibit 99 to your Form 10-K) provides some additional details about segment performance that does not appear in your MD&A.  For example, your letter to shareholders identifies a number of factors that contributed to lower sales for the Security Products Group, including reduced travel, stricter baggage-checking policies, and weakness in the recreational vehicle markets.  We agree that it is important to highlight these items in your letter to shareholders but believe that investors would also be helped if these types of factors were fully explained in MD&A as well.  Please revise your MD&A to ensure that you have addressed all of the material factors that affected your results of operations, liquidity and financial condition for the periods presented.

Registrant’s response:

The Company believes that all of the material factors that affected the results of operations, liquidity and financial condition of the Company were properly disclosed in the MD&A, as required by Item 303 of Regulation S-K.

The items from the letter to shareholders to which the SEC Comment Letter refers, specifically reduced travel, stricter baggage-checking policies, and weakness in the recreational vehicle markets, are some of the factors causing the general reduction in sales in the travel market and are not quantifiable individually.

The MD&A identifies the three markets serviced by the Security Product segment that did experience decreases in sales: travel, coin-op and commercial laundry.

SEC:

4.           Please revise your MD&A to quantify and provide a more robust explanation of the specific tax items that affected changes in your effective tax rate.  For example, you indicate that the increase in your effective tax rate in 2009 was the result of a discrete tax item and a change in the mix of U.S. and foreign income as well as a change in the mix of U.S. earnings in states with lower income tax rates.  Please revise to quantify and explain the discrete tax item you refer to in your disclosures and please also quantify changes in the sources of income that affected your effective rate.

Lisa Haynes
July 16, 2010

Registrant’s response:

Proposed revision:

Income taxes – The effective tax rate increased in 2009 to 45% from the 25% rate in 2008.  The 2009 effective tax rate was higher primarily as a result of a 10% impact on the rate as a result of the repatriation of foreign earnings of $2 million with no corresponding foreign tax credit to offset the U.S. tax impact.

The lesser 2008 effective tax rate was primarily a result of the following: 1.4% benefit on the rate related to the repatriation of $500,000 of earnings, which created beneficial foreign tax credits of $388,000; a 6.3% benefit from foreign earnings in low tax jurisdictions as compared to the U.S. tax rate; and a reduction in state taxes as a result of a reduction in the state blended tax rate against an opening deferred tax liability.

SEC:

5.           Please revise your accounting policy footnote on page 37 to indicate if you include an allocation of your depreciation and amortization to cost of products sold.  If you do not include depreciation and amortization in your cost of products sold, please revise your description of cost of products sold on the face of your consolidated statements of income and elsewhere throughout the filing to read somewhat as follows: Cost of products sold (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of products sold. See SAB Topic 11:B.

Registrant’s response:

The history behind the disclosure relating to the cost of products sold is as follows:

As a result of an EITF (currently reflected in ASC 605-45-50-2) in 2003, the following was included at the request of our external auditor in our Form 10-K for the fiscal year ended January 3, 2004:

“Shipping Costs

The Company records all shipping costs within cost of products sold.”

Lisa Haynes
July 16, 2010

In 2004 we received an SEC Comment Letter that stated the following with no reference to any accounting guidance:

“Note 2 - Accounting Policies, page 25

9.           Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling and administrative expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.”

Registrant’s response to the 2004 SEC Comment Letter:

“RESPONSE: Please see proposed presentation as follows:

Cost of products sold

The Company includes cost of inventory sold and related costs for the acquisition and distribution of its product in cost of products sold.  These costs include inbound freight charges, receiving, inspection, purchasing and warehousing related costs.

Selling and administrative expenses

All advertising, selling, general consulting, executive salaries, regulatory compliance, audit, legal and professional fees, are included in selling and administrative expenses.

Note that the section on shipping costs will be deleted as it is now covered under cost of product sold.”

Lisa Haynes
July 16, 2010

The SEC did not take exception to that response, and did not raise any questions regarding this item in the SEC Comment Letter dated October 23, 2007.  Therefore, the Registrant assumed the revision from 2004 was acceptable.

Regarding the SEC’s Comment Letter dated July 9, 2010, SAB Topic 11:B does not apply because depreciation and amortization have been allocated to cost of products sold.

After researching other recently filed Form 10-Ks, it is evident the current disclosure of cost of products sold, selling, general and administrative expenses, and shipping and handling costs by various registrants is inconsistent.

The Registrant is proposing to include the following in future filings with the Commission to satisfy both ASC 235-10-50 and ASC 605-45-50-2:

Cost of products sold reflects the cost of purchasing, manufacturing and preparing a product for sale.  These costs generally represent the expenses to acquire or manufacture products for sale (including an allocation of depreciation and amortization) and is primarily comprised of direct materials, direct labor as well as overhead which includes indirect labor, facility and equipment costs, inbound freight, receiving, inspection, purchasing, warehousing and any other costs related to the purchasing, manufacturing or preparation of a product for sale.

Shipping and handling costs are included in cost of products sold.

Selling, general and administrative expenses include all operating costs of the Company that are not directly related to the cost of purchasing, manufacturing or preparing a product for sale.  These expenses generally represent the cost of selling or distributing the product once it is available for sale, as well as administrative expenses for support functions and related overhead.

SEC:

6.           Please revise your disclosures to more clearly explain how you have determined the fair value of your pension plan investments as of each reporting date.  In particular, your disclosures should provide information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, if any, during the period.  Please also revise to provide more disaggregated information about types of investments included in “common/collective trust funds”.  Please refer to ASC 715-20-50-1(d)(5).

Lisa Haynes
July 16, 2010

Registrant’s response:

Revised disclosure to be reflected in future filings:

The fair values of the assets of the Company’s pension plans at January 2, 2010, utilizing the fair value hierarchy discussed in Note 2, follow:

	Level 1	Level 2	Level 3	Total
Cash and Equivalents:
Common/collective trust funds	$—	$170,377	$—	$170,377

Equities:
The Eastern Company Common Stock	2,600,370	—	—	2,600,370
Common/collective trust funds (a)	—	19,450,771	—	19,450,771

Fixed Income:
Common/collective trust funds (b)	—	15,524,546	—	15,524,546
Insurance contracts	—	1,739,090	—	1,739,090
Total	$2,600,370	$36,884,784	$—	$39,485,154

(a)
Primarily publicly-traded common stock of both U.S. and international companies, acquired for purposes of total return and to maintain equity exposure consistent with investment policy allocations.  Investments include commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying publicly-traded securities.

(b)
Primarily government and corporate debt securities, acquired for purposes of total return and managing fixed income exposure according to investment policy allocations.  Investments include fixed income commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying publicly-traded securities.

The investment portfolio contains a diversified blend of common stocks, bonds, cash equivalents, and other investments, which may reflect varying rates of return. The investments are further diversified within each asset classification. The portfolio diversification provides protection against a single security or class of securities having a disproportionate impact on aggregate performance. The long-term target allocations for plan assets are 65% in equities and 35% in fixed income, although the actual plan asset allocations may be within a range around these targets. The actual asset allocations are reviewed and rebalanced on a periodic basis to maintain the target allocations.

Lisa Haynes
July 16, 2010

The pension plans’ assets include 193,624 shares and 167,658 shares of the common stock of the Company having a market value of $2,600,370 and $1,492,156 at January 2, 2010 and January 3, 2009, respectively. The plans purchased 25,966 and 27,810 shares of common stock of the Company during 2009 and 2008, respectively.  Dividends received during 2009 and 2008 on the common stock of the Company were $69,705 and $40,171 respectively.

SEC:

7.           You indicated on page 56 that your CEO and CFO concluded that your disclosure controls and procedures were effective “in timely alerting them to material information relating to the Company and its subsidiaries required to be included in the Company’s periodic SEC filings.”  Please revise your disclosure in future filings to provide the complete definition of disclosure controls and procedures.  Alternatively, you may simply state that your disclosure controls and procedures are effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Registrant’s response:

The wording on page 56 was in accordance with the Company’s response to the Commission’s request in the SEC Comment Letter dated October 23, 2007.

The following is the proposed revised presentation in accordance with the Commission’s letter dated July 9, 2010, and will be reflected in future filings:

As of the end of the fiscal year ended January 2, 2010, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 240.13a-15.  As defined in Exchange Act Rules 240.13a-15(e) and 240.15d-15(e), “the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Based upon that evaluation, the CEO and CFO concluded that the Company’s current disclosure controls and procedures are effective in timely alerting them to material information relating to the Company and its subsidiaries required to be included in the Company’s periodic SEC filings.

Lisa Haynes
July 16, 2010

General:

As requested in your comment letter, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 110.

Sincerely,

/s/John L. Sullivan III
John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company